# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GigCapital7 Corp., CIK 0002023730
CUSIP: G38648112
Title of class of securities: par value $0.0001 per share
Address of issuer's principal executive offices: 1731 EMBARCADERO RD, SUITE 200, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004986
Filed by CIK 0001600344

## Reporting persons
- Lighthouse Investment Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 996,759; sole dispositive power 0; shared dispositive power 996,759; aggregate amount beneficially owned 996,759 (4.98% of the class)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 996,759; sole dispositive power 0; shared dispositive power 996,759; aggregate amount beneficially owned 996,759 (4.98% of the class)

## Item 1. Issuer
Name of issuer: GigCapital7 Corp.
Address of issuer's principal executive offices: 1731 Embarcadero Rd., Suite 200, Palo Alto, CA, 94303

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) Lighthouse Investment Partners, LLC ("Lighthouse")
ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 136")

This Statement relates to the Issuer's shares of common stock ("Shares") directly beneficially owned by MAP 136. Lighthouse serves as the investment manager of MAP 136. Because Lighthouse may be deemed to control MAP 136, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer's Shares reported herein.
Address of principal business office or, if none, residence:
3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410

Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands
Citizenship: Lighthouse is a Delaware limited liability companies. MAP 136 is segregated portfolio of LMA SPC, a Cayman Islands segregated portfolio company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of December 31st, 2025, Lighthouse and MAP 136 may be deemed the beneficial owners of 996,759 Shares.
Percent of class: As of December 31st, 2025, Lighthouse and MAP 136 may be deemed the beneficial owners of approximately 4.98% of Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 996,759
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 996,759

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lighthouse Investment Partners, LLC: Robert P. Swan, Robert P. Swan, Vice President (02/17/2026)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (02/17/2026)